UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

First Century Bancorp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31943P109

(CUSIP Number)

June 18, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31943P109

1.	Names of Reporting Persons: Golden Isles Reinsurance Company, Ltd.

2.	Check the Appropriate Box if a Member of a Group* *Joint Filing pursuant to Rule 13d-l(k)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Turks and Caicos Island

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power:

	6.	Shared Voting Power: 666,668 (1)

	7.	Sole Dispositive Power:

	8.	Shared Dispositive Power: 666,668 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 666,668 (1)

10.	Check if Aggregate Amount in Row 9 Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9. 8.4% (1)

12.	Type of Reporting Person: OO

(1)                                                 The shares are owned directly by Golden Isles Reinsurance Company, Ltd., which is a wholly owned subsidiary of Strickland Group LLC, which is a wholly owned subsidiary of Golden Isles Underwriters, Inc.  As chairman of Golden Isles Reinsurance Company, Ltd., president of Strickland Group LLC, and chairman of Golden Isles Underwriters, Inc., Neil H. Strickland holds voting and investment power with respect to the shares held directly by Golden Isles Reinsurance Company, Ltd.

CUSIP No. 31943P109

1.	Names of Reporting Persons: Strickland Group LLC

2.	Check the Appropriate Box if a Member of a Group* *Joint Filing pursuant to Rule 13d-l(k)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: State of Georgia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power:

	6.	Shared Voting Power: 666,668 (1)

	7.	Sole Dispositive Power:

	8.	Shared Dispositive Power: 666,668 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 666,668 (1)

10.	Check if Aggregate Amount in Row 9 Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9. 8.4%

12.	Type of Reporting Person: OO

(1)                                                 The shares are owned directly by Golden Isles Reinsurance Company, Ltd., which is a wholly owned subsidiary of Strickland Group LLC, which is a wholly owned subsidiary of Golden Isles Underwriters, Inc.  As chairman of Golden Isles Reinsurance Company, Ltd., president of Strickland Group LLC, and chairman of Golden Isles Underwriters, Inc., Neil H. Strickland holds voting and investment power with respect to the shares held directly by Golden Isles Reinsurance Company, Ltd.

CUSIP No. 31943P109

1.	Names of Reporting Persons: Golden Isles Underwriters, Inc.

2.	Check the Appropriate Box if a Member of a Group* *Joint Filing pursuant to Rule 13d-l(k)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: State of Georgia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power:

	6.	Shared Voting Power: 666,668 (1)

	7.	Sole Dispositive Power:

	8.	Shared Dispositive Power: 666,668 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 666,668 (1)

10.	Check if Aggregate Amount in Row 9 Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9. 8.4%

12.	Type of Reporting Person: CO

(1)                                                 The shares are owned directly by Golden Isles Reinsurance Company, Ltd., which is a wholly owned subsidiary of Strickland Group LLC, which is a wholly owned subsidiary of Golden Isles Underwriters, Inc.  As chairman of Golden Isles Reinsurance Company, Ltd., president of Strickland Group LLC, and chairman of Golden Isles Underwriters, Inc., Neil H. Strickland holds voting and investment power with respect to the shares held directly by Golden Isles Reinsurance Company, Ltd.

CUSIP No. 31943P109

1.	Names of Reporting Persons: Neil H. Strickland

2.	Check the Appropriate Box if a Member of a Group* *Joint Filing pursuant to Rule 13d-l(k)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: State of Georgia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 450,000

	6.	Shared Voting Power: 666,668 (1)

	7.	Sole Dispositive Power: 450,000

	8.	Shared Dispositive Power: 666,668 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,116,668 (2)

10.	Check if Aggregate Amount in Row 9 Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9. 13.9% (2)

12.	Type of Reporting Person: CO

(1)                                                 The shares are owned directly by Golden Isles Reinsurance Company, Ltd., which is a wholly owned subsidiary of Strickland Group LLC, which is a wholly owned subsidiary of Golden Isles Underwriters, Inc.  As chairman of Golden Isles Reinsurance Company, Ltd., president of Strickland Group LLC, and chairman of Golden Isles Underwriters, Inc., Neil H. Strickland holds voting and investment power with respect to the shares held directly by Golden Isles Reinsurance Company, Ltd.

(2)                                                 Neil H. Strickland disclaims beneficial ownership of these securities except to the extent of his pecuniary interests therein.

CUSIP No. 31943P109

Item 1(a) Name of Issuer:

First Century Bancorp.

Item 1(b) Address of Issuer’s principal executive offices:

First Century Bancorp.

807 Dorsey Street

Gainesville, Georgia 30501

Item 2(a) Name of persons filing:

This statement is being filed by Golden Isles Reinsurance Company, Ltd., Strickland Group LLC, Golden Isles Underwriters, Inc., and Neil H. Strickland.  As chairman of Golden Isles Reinsurance Company, Ltd., president of Strickland Group LLC, and chairman of Golden Isles Underwriters, Inc., Neil H. Strickland holds voting and investment power with respect to the shares held directly by Golden Isles Reinsurance Company, Ltd.

Item 2(b) Address or principal business office, or, if none, residence:

Golden Isles Reinsurance Company, Ltd.

c/o 4800 River Green Parkway, Duluth, Georgia 30096

Strickland Group LLC

4800 River Green Parkway, Duluth, Georgia 30096

Golden Isles Underwriters, Inc.

4800 River Green Parkway, Duluth, Georgia 30096

Neil H. Strickland

2031 Cowart Road, Dawsonville, GA 30534

Item 2(c) Place of Organization

Golden Isles Reinsurance Company, Ltd. — Turks and Caicos Island

Strickland Group LLC - Georgia

Golden Isles Underwriters, Inc. - Georgia

Neil H. Strickland - Georgia

Item 2(d) Title of class of securities:

Common Stock

CUSIP No. 31943P109

Item 2(e) CUSIP No.

31943P109

Item 3.

Not Applicable.

CUSIP No. 31943P109

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Golden Isles Reinsurance Company, Ltd.

a. Amount beneficially owned:	666,668 (1)
b. Percent of class:	8.4% (1)
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote:
ii. Shared power to vote or to direct the vote:	666,668 (1)
iii. Sole power to dispose or to direct the disposition of:
iv. Shared power to dispose or to direct the disposition of:	666,668 (1)

(1)                                    The shares are owned directly by Golden Isles Reinsurance Company, Ltd., which is a wholly owned subsidiary of Strickland Group LLC, which is a wholly owned subsidiary of Golden Isles Underwriters, Inc.  As chairman of Golden Isles Reinsurance Company, Ltd., president of Strickland Group LLC, and chairman of Golden Isles Underwriters, Inc., Neil H. Strickland holds voting and investment power with respect to the shares held directly by Golden Isles Reinsurance Company, Ltd.

For Strickland Group LLC

a. Amount beneficially owned:	666,668 (1)
b. Percent of class:	8.4% (1)
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote:
ii. Shared power to vote or to direct the vote:	666,668 (1)
iii. Sole power to dispose or to direct the disposition of:
iv. Shared power to dispose or to direct the disposition of:	666,668 (1)

(1)                                    The shares are owned directly by Golden Isles Reinsurance Company, Ltd., which is a wholly owned subsidiary of Strickland Group LLC, which is a wholly owned subsidiary of Golden Isles Underwriters, Inc.  As chairman of Golden Isles Reinsurance Company, Ltd., president of Strickland Group LLC, and chairman of Golden Isles Underwriters, Inc., Neil H. Strickland holds voting and investment power with respect to the shares held directly by Golden Isles Reinsurance Company, Ltd.

For Golden Isles Underwriters, Inc.

a. Amount beneficially owned:	666,668 (1)
b. Percent of class:	8.4% (1)
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote:
ii. Shared power to vote or to direct the vote:	666,668 (1)
iii. Sole power to dispose or to direct the disposition of:
iv. Shared power to dispose or to direct the disposition of:	666,668 (1)

(1)                                    The shares are owned directly by Golden Isles Reinsurance Company, Ltd., which is a wholly owned subsidiary of Strickland Group LLC, which is a wholly owned subsidiary of Golden Isles Underwriters, Inc.  As chairman of Golden Isles Reinsurance Company, Ltd., president of Strickland Group LLC, and chairman of Golden Isles Underwriters, Inc., Neil H. Strickland holds voting and investment power with respect to the shares held directly by Golden Isles Reinsurance Company, Ltd.

CUSIP No. 31943P109

For Neil H. Strickland

a. Amount beneficially owned:	1,116,668 (2)
b. Percent of class:	13.9%(2)
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote:	450,000
ii. Shared power to vote or to direct the vote:	666,668 (1)
iii. Sole power to dispose or to direct the disposition of:	450,000
iv. Shared power to dispose or to direct the disposition of:	666,668 (1)

(1)                                  The shares are owned directly by Golden Isles Reinsurance Company, Ltd., which is a wholly owned subsidiary of Strickland Group LLC, which is a wholly owned subsidiary of Golden Isles Underwriters, Inc.  As chairman of Golden Isles Reinsurance Company, Ltd., president of Strickland Group LLC, and chairman of Golden Isles Underwriters, Inc., Neil H. Strickland holds voting and investment power with respect to the shares held directly by Golden Isles Reinsurance Company, Ltd.

(2)                                  Neil H. Strickland disclaims beneficial ownership of these securities except to the extent of his pecuniary interests therein.

Item 5.

Not Applicable.

Item 6.

Not Applicable.

Item 7.

Not applicable

Item 8.

Not Applicable.

Item 9.

Not Applicable.

Item 10. Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures on next page

CUSIP No. 31943P109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 10, 2010

Golden Isles Reinsurance Company, Ltd

By:	/s/ Larry Volk
Name:	Larry Volk
Title:	President

Strickland Group LLC

By:	/s/ Neil H. Strickland
Name:	Neil H. Strickland
Title:	President

Golden Isles Underwriters, Inc.

By:	/s/ Reginald Strickland
Name:	Reginald Strickland
Title:	President

/s/ Neil H. Strickland
Neil H. Strickland

CUSIP No. 31943P109

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  August 10, 2010

Golden Isles Reinsurance Company, Ltd

By:	/s/ Larry Volk
Name:	Larry Volk
Title:	President

Strickland Group LLC

By:	/s/ Neil H. Strickland
Name:	Neil H. Strickland
Title:	President

Golden Isles Underwriters, Inc.

By:	/s/ Reginald Strickland
Name:	Reginald Strickland
Title:	President

/s/ Neil H. Strickland
Neil H. Strickland